Fifth Third Funds
38 Fountain Square Plaza
Cincinnati, Ohio 45202

August 19, 2011

VIA EDGAR

Ms. Courtney S. Thornton
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	APP WD: Fifth Third Funds (“Registrant”) and Fifth Third Asset Management, Inc. (“FTAM”)
(File Nos: 812-13893 and 812-13893-01)

Dear Ms. Thornton:

On behalf of the applicants identified above, we request that the First Amended and Restated Exemptive Application (the “Application”) filed on EDGAR with the Securities and Exchange Commission (the “SEC”) under the submission form type 40-APP on August 8, 2011 at 4:31 p.m. Eastern Standard Time (Accession No. 0001209286-11-000505) be withdrawn. The Application was filed in error under the incorrect File No. 812-13938 and the incorrect submission type 40-APP.

The Application was re-filed on August 11, 2011. However, the Application was filed under the incorrect File No. 812-13938 by the filing agent. On behalf of the applicants, we request that the Application filed on EDGAR with the SEC under the submission type 40-APP/A on August 11, 2011 at 8:38 p.m. Eastern Standard Time (Accession No. 0001209286-11-000508) also be withdrawn.

Please note the Application was re-filed on August 11, 2011 with the correct submission type and correct File No. 812-13893.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes
Assistant Secretary of Fifth Third Funds

cc:     S. King
         R. Hardt